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Top Tier Sports

Top Tier Sports is a premier youth sports league focused on 7-on-7 and flag football across North America, designed to meet the growing demand for safe, competitive, and developmentally enriching alternatives to traditional tackle football.

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Top Tier Sports V3
Bokuria Creative Inc.
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Launch — $10,000 Min — $500,000 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Overview:

Top Tier Sports is a premier youth sports league focused on 7-on-7 and flag football across North America, designed to meet the growing demand for safe, competitive, and developmentally enriching alternatives to traditional tackle football. In response to the decline in youth participation in tackle football due to safety concerns, Top Tier Sports offers a professionally managed, skill-focused platform that prioritizes athlete safety, sportsmanship, and personal growth.



TOP TIER SPORTS (USA) INC.
ELEVATING YOUTH FOOTBALL ACROSS THE COUNTRY
OUR MISSION
At Top Tier Sports USA, we believe in empowering young athletes by providing a safe, competitive, and professionally managed environment for growth. Our mission is to redefine youth sports through organized 7-on-7 and flag football tournaments across the country.
We focus on fostering skill development, teamwork, and sportsmanship while ensuring that every player experiences the joy and excitement of the game. By blending sports and entertainment, we create a community where athletes, families, and fans can come together to celebrate the spirit of youth sports.

Investing in Youth Football Academies:

There are thousands of teams across the country that go 12 months of the year. Starting with 7on7 which goes into flag season which ends with tackle in the fall. That means these youth are busy with sport almost the entire year. One of my core beliefs as a parent and a coach is that youth today more than ever need outlets for their time and energy.

Many of these academies have successful businesses growing over time. By investing in these programs a few things happen. They are able to travel to larger tournaments Giving their players more opportunities To be seen by scouts, they can market their programs to attract more youth to play and finally they are able to more readily give players that have a struggle paying for these academies the scholarships they need to participate. **No youth left behind is a motto that we embrace at Top Tier Sports and is something that affects a large number of families across the United States.** Getting youth into sports can change their entire trajectory within their lives and it's important that money doesn't get in the way of that positive force.



7ON7 / 5V5 TOURNAMENTS

By creating seasonal tournaments that cater to both experienced players and those seeking a less contact-intensive experience, Top Tier Sports bridges a significant gap in youth sports opportunities, especially for younger athletes and those cautious of physical contact. **With a mission to inspire young athletes, unite communities, and strengthen the foundation of youth sports, Top Tier is poised to become the leading organization in competitive flag and 7-on-7 football, offering unparalleled experiences for participants across the United States and Canada.**

Problem

Lack of Accessibility!

The shortage of high-quality, organized youth sports opportunities, particularly in 7-on-7 and flag football, presents a significant challenge in today's athletic landscape. This gap in the market is especially impacting younger athletes and those hesitant about physical contact, leaving them with few options to engage in competitive, skill-building sports. Without structured, well-managed tournaments and leagues that prioritize safety, development, and sportsmanship, young athletes miss out on critical opportunities for athletic growth, personal development, and community engagement. **This lack of accessible, non-contact football options not only limits participation but also prevents communities from reaping the full benefits of youth sports in terms of building character, teamwork, and healthy lifestyles.**

Security Type:

Equity Security

Price Per Share

$0.25

Shares For Sale

2,000,000

Post Money Valuation:

$3,000,000

Investment Bonuses!

Amount-Based Incentives:

Invest $5,000+:

- Receive 15% Bonus Shares, 15% Tournament Discounts for 1 year, a free Top Tier Sports (USA) T-Shirt, early access to sales, and a zoom call with the founders.

Invest $2,500+:

- Receive 10% Bonus Shares, 10% Tournament Discounts for 1 year, a free Top Tier Sports (USA) T-Shirt, early access to sales, and a zoom call with the founders.

Invest $1,000+:

- Receive 5% Bonus Shares, 5% Tournament Discounts for 1 year, a free Top Tier Sports (USA) T-Shirt, early access to sales, and a zoom call with the founders.

*Bonus shares will be issued after the offering has concluded.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA


PROBLEM
YOUTH SPORTS PLAY A CRUCIAL ROLE IN COMMUNITY DEVELOPMENT AND PERSONAL GROWTH, YET THE AVAILABILITY OF HIGH-QUALITY, ORGANIZED 7-ON-7 AND FLAG FOOTBALL EVENTS FOR YOUTH ARE SEVERELY LACKING.
This scarcity hampers the potential for young athletes to engage in safe, skill-building sports activities, leading to missed opportunities for both athletic and personal development. Additionally, the lack of non-contact options limits participation from those interested in the sport but wary of physical contact.
Limited Accessibility
Safety Concerns
Quality Issue
Development Gaps

Solution

Safer and More Accessible!

Top Tier Sports addresses the critical shortage of high-quality, organized youth sports opportunities by providing a premier platform for 7-on-7 and flag football tournaments across North America. **Our league is designed to offer a safe, accessible, and developmentally enriching experience for young athletes, prioritizing skill-building, sportsmanship, and personal growth.** By organizing professionally managed tournaments with stringent safety standards, we create an environment where athletes can thrive without the risks associated with traditional tackle football.

Business Model

Investing in Youth Football Academies:

There are thousands of teams across the country that go 12 months of the year. Starting with 7on7 which goes into flag season which ends with tackle in the fall. That means these youth are busy with sport almost the entire year. One of my core beliefs as a parent and a coach is that youth today more than ever need outlets for their time and energy.

Many of these academies have successful businesses growing over time. By investing in these programs a few things happen. They are able to travel to larger tournaments Giving their players more opportunities To be seen by scouts, they can market their programs to attract more youth to play and finally they are able to more readily give players that have a struggle paying for these academies the scholarships they need to participate. **No youth left behind is a motto that we embrace at Top Tier Sports and is something that affects a large number of families across the United States.** Getting youth into sports can change their entire trajectory within their lives and it's important that money doesn't get in the way of that positive force.

By investing in these academies we also secure more teams for our tournaments.

Market Projection

Large Growth Potential:

The National Council of Youth Sports estimates that approximately 60 million youth participate in sports in the United States. The youth sports market is projected to be worth **$69 billion by 2030,a CAGR of ~7.2%.** Spending of $42.4 billion in 2023 marked a significant increase from $20.4 billion spent in 2020. As concerns around the safety of traditional tackle football persist, more youth leagues are turning to 7-on-7 as a safer, skill-focused alternative, further fueling its popularity. **With the rise of youth participation in flag and 7-on-7 football, particularly in leagues like Pop Warner, Top Tier Sports is positioned to capitalize on this expanding market.**


MARKET OPPORTUNITY
In the United States, 7-on-7 football has increased in popularity, particularly in youth leagues like Pop Warner, which have adopted the game to enhance early skill development opportunities.
7-on-7 football is gaining popularity in Canada, driven by improved coaching, increased recruiting opportunities, and successful exposure at both the NCAA and professional levels.
THE YOUTH SPORTS INDUSTRY WAS VALUED AT $15.3 BILLION IN THE US AND $8.7 BILLION IN CANADA IN 2019.
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account.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

March 31, 2025

Minimum Investment Amount:

$500

Target Offering Range:

$10,000-$500,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Competition

League of Their Own!

The competitive landscape for Top Tier Sports is evolving as the demand for non-contact, skill-building football options like 7-on-7 and flag football grows. **While traditional youth football organizations such as Pop Warner and USA Football have begun adopting 7-on-7 formats to address safety concerns, they still primarily focus on tackle football, limiting their offerings for athletes seeking less physical contact. Additionally, a number of regional and local flag football leagues have emerged, but many lack the organization, consistency, and professionalism that Top Tier Sports delivers with its high-quality tournaments and structured leagues.** Unlike these competitors, Top Tier Sports differentiates itself through its exclusive focus on 7-on-7 and flag football, professionally managed events, and an unwavering commitment to safety, skill development, and athlete empowerment.


COMPETITIVE LANDSCAPE
WE DELIVER EXCEPTIONAL YOUTH FOOTBALL EXPERIENCES
Top Tier Sportz focuses on creating a heightened experience for fans and spectators. Unlike larger organizations, we offer personalized events tailored to our participants' and spectators' needs.
7-ON-7 TOURNAMENTS
FLAG FOOTBALL TOURNAMENTS
YOUTH FOCUS
PERSONALIZED EVENT EXPERIENCE
REGIONAL CHAMPIONSHIP
NATIONAL CHAMPIONSHIP
MERCHANDISE

Traction & Customers

Traction:

Our commitment to excellence in tournament organization, coupled with our focus on safety and player development, has led to strong partnerships with local leagues, schools, and sports organizations. **As a result, Top Tier Sports is poised for rapid growth, with plans to host 50 premier tournaments, including prestigious Regional and National Championships, within the next five years**. This expansion will solidify our position as the leading provider of 7-on-7 and flag football tournaments in North America, further amplifying our impact on youth sports and community development.


BECOME A PART OF OUR VISION
At Top Tier Sports (USA) Inc., we're looking for dedicated investors who believe in the power of youth sports to make a difference.
Together, we can build a stronger, more impactful platform for athletes nationwide.

Investors

Funding Requirements:

Top Tier Sports is raising a total of $500k in seed capital to propel Top Tier Sports into becoming the premier youth football league in North America. This is Top Tier Sports first round of funding and will be using the first round of funding for general working capital, investment in previously vetted football academies, and tournament preparation.


WHY INVEST WITH US?
EXPERIENCED LEADERSHIP
Decades of expertise in youth sports development from founders and coaches with proven track records of success.
SCALABLE GROWTH MODEL
Expanding from local tournaments to a national reach, with a business model adaptable for new locations and partnerships.
GROWING DEMAND
Youth sports participation is increasing, creating significant opportunities in organized sports programs and tournaments.
INNOVATIVE PROGRAMS
Unique 7-on-7 and 5v5 formats enhance player development, offering something new in the youth sports industry.
COMMUNITY IMPACT
Dedicated to building communities by providing accessible, professional sports training and fostering teamwork and discipline.

Terms

Up to $500,000 in Common Stock at $0.25 per Share, with a minimum target amount of $10,000.

Offering Minimum: $10,000 | 40,000 Common Shares
Offering Maximum: $500,000 | 2,000,000 Common Shares
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.25 Per Share
Minimum Investment Amount (per investor): $500.00 | 2,000 Common Shares

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.00. The Company must reach its Target Offering Amount of $10,000 by March 31, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

NOTE: FIRST 15 INVESTORS ACROSS ANY TIER TO RECEIVE INVITE TO MEET CO-FOUNDERS AND GET NAME ON FOUNDERS PAGE ON TOP TIER SPORTS WEBSITE.

Invest $5,000+: Receive 15% Bonus Shares, 15% Tournament Discounts for 1 year, a free Top Tier Sports (USA) T-Shirt, early access to sales, and a zoom call with the founders.

Invest $2,500+: Receive 10% Bonus Shares, 10% Tournament Discounts for 1 year, a free Top Tier Sports (USA) T-Shirt, early access to sales, and a zoom call with the founders.

Invest $1,000+: Receive 5% Bonus Shares, 5% Tournament Discounts for 1 year, a free Top Tier Sports (USA) T-Shirt, early access to sales, and a zoom call with the founders.

*Investors can only receive one (1) amount-based incentive per investment.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview   Team   About   Communication Channel   Updates



Nathan Nowak
CEO
Background
A venture capital expert with over 14 years in the industry and a former dual-sport athlete, Nathan brings strategic insight and experience that drive Top Tier Sports USA's vision for growth and innovation in youth sports.



Cody Oakes
Head Coach
Background
A former wide receiver at Western Washington University, Cody has been deeply involved in youth coaching since 2014. For the past eight years he has focused on delivering specialized experiences to developing quarterbacks.

Overview   Team   About   Communication Channel   Updates

Company Name
Top Tier Sports

Location
**1309 Coffeen Avenue STE 1200
Sheridan, Wyoming 82801**

Number of Employees
2

[Company Website]

Incorporation Type
C-Corp

State of Incorporation
Wyoming

Date Founded
November 5, 2024